4-30-02

02036317

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For April 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __√__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: May, 7th 2002

By: ____________________

Name: Angelo Novati
Title: Chief Financial Officer

Turin, 17 April 2002
SEAT'S INTERNET INNOVATIONS.
The relaunch of Tin.it with new offers and a restyled Virgilio

* Seat relaunches its Internet activities and, following the process to restructure and streamline the sector, it has now focused on developing the two "cornerstones" of the Group: ISP (Internet access) Tin.it, which has 1,900,000 active customers, and Virgilio, the leading Italian portal with over 9 million unique users per month.
* Tin.it: the ad campaign is underway with the new logo and new offers for free, subscription-based and ADSL (broadband) Internet access. The innovations that distinguish these offers are price and easy installation, connection, use and surfing. Customers can contact the new toll-free number 803380 to stipulate contracts and for any assistance and sales information.
* Virgilio: the restyled portal is online with new graphics and subject areas, plus easy use and navigation. Virgilio has confirmed its position as the Italian leader on the Internet: simple, fast and complete. Starting a strategy focusing on a "content distribution network", it sets up the first important publishing partnership with Corriere della Sera.

THE NEW OFFERS OF TIN.IT

The relaunch of the tin.it brand has been accompanied by the powerful sign of renewal. The logo, a stylized surfboard for surfing the Internet, is now orange to evoke the brand's link with Virgilio.

Tin.it proposes new Internet access offers: from free access with "tin.it Free", to tin.it paid subscriptions and ADSL for the public and for companies – all combined with Web services and directory assistance.

ADSL
The most important offers involve ADSL, convenient in terms of price, connection quality, unique service and simple connection through the self-installing kit.

Tin.it ADSL is offered in two different packages:

· "daily", i.e. based on consumption, at the cost of EUR 24.95 per month (fixed rate) plus the days of actual use, at a daily cost of EUR 0.5 (VAT included).

· "lump sum", at a fixed rate of EUR 36.95 per month, regardless of the number of days one is connected (VAT included).

To launch the "daily" version (the fast Internet "ski-pass") customers will have a chance to test the effectiveness of ADSL – in a special promotion until 30 September – without paying any connection days but only the subscription fee.

These two proposals will be offered in three ways: base (Internet access only), kit (with leased modem and self-installing kit for an additional cost of EUR 3 per month) and the turnkey solution (with leased modem and installation at home by a technician, for the additional cost of EUR 6 per month).

To promote this launch, these new products will be activated free of charge until 30 June.
While the offers at a speed of 256 Kbps mainly target "consumers", the ones at 640 kbps are better suited for business customers.

The innovations for this type of customer are Tin.it ADSL 640, with access at 640 kbit/sec for reception and up to 128 kbit/sec in transmission, and ADSL 640 Lan, which is intended in particular for businesses and professionals.

<u>NARROWBAND (DIAL-UP)</u>

Tin.it free
The basic offer is composed of "tin.it Free", free Internet access without any activation costs or subscription charges: the costs for surfing the Internet are charged to the customer as a local call.

Tin.it Plus and Pro
There are two paid Internet subscriptions, using a traditional modem: Tin.it Plus and Tin.it Pro, which start at EUR 6.5 a month and offer premium services such as: up to 5 mailboxes with 50 Mb, disk space of 50 Mb for one's own website and to store files and photographs, free assistance at the toll-free number 803380 and evolved messaging

services, including video messages, receipt of voice mail and faxes, and sending and receiving e-mail from mobile phones.

All details on these offers are available at www.tin.it and customers can subscribe directly online, through the toll-free number, at Buffetti shops and at "authorized" Tin.it shops.

THE NEW VIRGILIO

The portal has been updated – but with continuity. In addition to the new graphics and to streamlined subject areas, Virgilio presents its own channels based on innovative concepts designed to simplify and enrich the navigation experience of Internet users and it proposes 18 subject areas: full-fledged "portals within the portal", with everything from music to technology, travel and information. In addition, Italy's guide to the Internet has given great thrust to developing its own search engine, thanks also to the synergies with Pagine Gialle and Pagine Bianche. It has also undertaken a new strategy focusing on "a content distribution network" that envisages important publishing agreements.

THE SEARCH ENGINE

As of May 1st, there will be a unique offer on the Italian Internet scene: economic operators will have the opportunity to gain greater visibility in the Virgilio search engine.
The homepage of the portal proposes links to Pagine Gialle and Pagine Bianche online, making it possible to reach and search for 19 million families and over 3 million businesses – instantly.
Thanks to the integration between the Virgilio database and those of Pagine Gialle online, Italian businesses will have a new and unique way to be found on the Internet, while Web surfers will obtain increasingly more precise and effective answers to their searches.
The commercial offer for visibility in the search engine will be sold prevalently through the 2000 Seat agents around the country.
The integration and synergy between the commercial components of the Seat Group and the Virgilio portal are already present in the reorganization of the Virgilio channels. Always attentive to offering the best of the Web, now Virgilio also offers – in all its publications aspects – links and suggestions not only for discovering the Web in greater depth but also for buying online (Virgilio Shopping) and offline (Pagine Gialle). This is a mix of publication and commercial contents that continue to make Virgilio the point of reference on the Internet for consumers as well as businesses.

CONTENTS

The most important publishing agreement is the partnership with RCS/Corriere della Sera, as part of a strategy that envisages partnerships for the distribution of high-quality contents on the portal.
According to the agreement with Corriere della Sera, starting at the end of the month the corriere.it site in its entirety will be distributed through the Virgilio portal, becoming its in-depth news area.
Journalism contents and high-quality publishing initiatives on an exclusive basis to allow over nine million Virgilio users to be constantly up to date on the news.
The leading brands and vehicles on the Internet and on paper thus combine their efforts to complete a high-quality publishing offer that guarantees Internet surfers simple and direct information.
As part of the "content distribution network", one of the portal's other plusses is its new way of proposing and detailing information in all aspects. In the field of information, the synergies with La7, the Group's television broadcaster, will become even closer and more evident. Its news programs will be proposed on the homepage and will also be available with videostreaming and with a series of useful in-depth links, as well as surveys, forums and chats on the subjects that are also examined by other TV shows.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Such forward looking statements relate in particular to management's forecast on SEAT's current business plans for 2002. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- SEAT's ability to successfully manage future growth both through internal expansion and acquisition;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of internet usage in Italy; and
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe.
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of the recent events of September 11 on SEAT's international business and on its investments and capital expenditures;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to implement successfully its Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non core assets;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the Group's ability to realize the benefits of the merger of with Tin.it; and
- SEAT's ability to implement successfully its internet strategy.

In addition to the factors noted above, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for 2002.